Exhibit 2.1
ASSET PURCHASE AGREEMENT
BY AND AMONG
KOPPERS INC.
PORTEC RAIL PRODUCTS, INC.
AND
L. B. FOSTER COMPANY

ASSET PURCHASE AGREEMENT
     ASSET PURCHASE AGREEMENT dated as of the 9th day of December, 2010 by and among Koppers Inc., a Pennsylvania corporation (“Purchaser”), Portec Rail Products, Inc., a West Virginia corporation (“Seller”), and L. B. Foster Company, a Pennsylvania corporation (“Foster”).
RECITALS:
     WHEREAS, Seller is engaged in the business of selling bonded insulated rail joints (assemblies and kits), polyurethane coat insulated rail joints, end posts, poly gage and tie plates, fiberglass (CyPly) joint kits, plastic insulation, standard joints, compromise and transition joints, and Weldmate joint bars manufactured at Seller’s Huntington, West Virginia facility (“the Huntington Facility”) to railroads and other customers (the “Business”);
     WHEREAS, in connection with Foster Thomas Company, a wholly owned subsidiary of Foster, accepting for payment shares of common stock of Seller validly tendered to Foster Thomas Company pursuant to that certain Offer to Purchase for Cash All Outstanding Shares of Common Stock of Portec Rail Products, Inc., dated February 26, 2010 by Foster Thomas Company (the “Tender Offer”), Seller desires to sell, assign, transfer and convey to Purchaser the Purchased Assets (as defined herein);
     WHEREAS, Purchaser desires to acquire from Seller the Purchased Assets; and
     WHEREAS, this Agreement sets forth the terms and conditions upon which Purchaser has agreed to purchase from Seller, and Seller has agreed to sell to Purchaser, the Purchased Assets.
     In consideration of the mutual agreements, covenants, representations and warranties contained herein, and in reliance thereon, Purchaser and Seller, intending to be legally bound, hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
     As used herein, the following terms shall have the following meanings:
     Administrative Services Agreement shall have the meaning set forth in Section 9.6.
     Alternative Arrangement shall have the meaning set forth in Section 11.6.
     Agreement shall mean this Asset Purchase Agreement.
     Aggregate Scheduled Liabilities shall have the meaning set forth in Section 3.1.1.

     Ancillary Agreements shall mean the Bill of Sale, Assignment and Assumption Agreement, Administrative Services Agreement and any documents necessary to assign and transfer the Intellectual Property as set forth in Section 5.2.3.
     Asset and Liabilities Schedule shall have the meaning set forth in Section 6.5.
     Assignment and Assumption Agreement shall have the meaning set forth in Section 5.2.2.
     Assumed Liabilities shall have the meaning set forth in Section 4.1.
     Benefit Plans shall have the meaning set forth in Section 6.13.
     Bill of Sale shall have the meaning set forth in Section 5.2.1.
     Business shall have the meaning set forth in the Recitals.
     Business Contract shall have the meaning set forth in Section 2.1.3.
     Claim shall have the meaning set forth in Section 13.2.
     Closing shall have the meaning set forth in Section 2.3.
     Closing Date shall have the meaning set forth in Section 2.3.
     Contract shall mean any oral or written contract, agreement, contract right, license, lease, sublease, franchise, distributor agreement, sales representative agreement, instrument, document, purchase order, sales order, quotation, proposal, bid, commitment or any other legally binding arrangement to which Seller is a party or by or to which Seller is bound or subject.
     Code shall mean the Internal Revenue Code of 1986, as it may be amended from time to time, and any successor thereto.
     Divestiture Court Order shall mean an Order that is signed by a United States District Court Judge in the form of a Hold Separate Stipulation and Order entered into by Seller, Foster and DOJ and that attaches a Proposed Final Judgment, regarding Foster’s acquisition of Portec and divestiture of the Business.
     DOJ shall mean the antitrust division of the United States Department of Justice.
     Employee shall mean any individual employed by Seller who performs any job responsibilities relating to the conduct of the Business.
     Environmental Laws shall have the meaning set forth in Section 6.16.

     Environmental Condition shall mean the presence or Release to the environment of Hazardous Material, including any migration of Hazardous Material through air, soil or groundwater, regardless of when such presence or Release occurred or is discovered.
     Environmental Liabilities shall have the meaning set forth in Section 6.16.
     Estimated Purchase Price shall have the meaning set forth in Section 5.1.
     Excluded Assets shall mean those assets that are not included in the transactions contemplated herein and as are further defined in Section 2.2.
     Excluded Litigation shall have the meaning set forth in Section 4.2(a).
     Foster shall have the meaning set forth in the Preamble.
     GAAP shall mean, as of the applicable date, generally accepted accounting principles in the United States of America, consistently applied.
     Governmental Authority means any domestic or foreign, national, state or local government, any subdivision, agency, board, bureau, court, commission, tribunal, regulatory agency, administrative agency, self-regulatory organization or any other federal, state or local governmental authority or instrumentality, or any quasi-governmental or private body exercising or entitled to exercise any regulatory, administrative, executive, judicial, legislative, police or taxing authority thereunder.
     Hazardous Material shall have the meaning set forth in Section 6.16.
     Huntington Facility shall have the meaning set forth in the Recitals.
     Huntington Lease shall have the meaning set forth in Section 6.9.
     Indemnity Acknowledgement Period shall have the meaning set forth in Section 13.4.
     Indemnified Party shall have the meaning set forth in Section 13.2(a).
     Indemnifying Party shall have the meaning set forth in Section 13.2(a).
     Independent Expert shall have the meaning set forth in Section 11.3.
     Intangible Personal Property shall have the meaning set forth in Section 2.1.4.
     Intellectual Property shall mean any and all:
     (i) Patents, patent applications, patent rights, inventions and discoveries that may be patentable, which are used, owned or held for use (as licensee, licensor or otherwise) in connection with the conduct of the Business on the date hereof or required for the operation of the Business;
     (ii) Fictional business names, trade names, service names registered and unregistered trademarks, service marks, and applications, which are used, owned or held for use (as licensee, licensor or otherwise) in connection with the conduct of the Business on the date hereof or required for the operation of the Business, including, without limitation, all of Seller’s rights to use the names Thermabond, Comply Epoxy Fiberglass Rail Joint and Comply Gauge Plate and Switch Rod Insulators and logo(s) related thereto;
     (iii) Copyrights in both published works and unpublished works, works which are the subject matter of copyrights, which are used, owned or held for use (as licensee, licensor or otherwise) in connection with the conduct of the Business on the date hereof or required for the operation of the Business; and
     (iv) Know-how, trade secrets, proprietary information, secret processes, formulations, engineering, confidential information, customer lists, supplier lists, price lists, processes, websites and domain names, technical information, data, process technology, plans, drawings (paper and electronic), and blue prints, and all similar property of any nature, tangible or intangible, which are used, owned or held for use (as licensee, licensor or otherwise) in connection with the conduct of the Business on the date hereof or required for the operation of the Business;
     (v) all licenses and rights related to any of the foregoing.
     Inventory shall have the meaning set forth in Section 2.1.1.
     Inventory Adjustment shall have the meaning set forth in Section 3.1.2.
     Labor Services Corporation Lease shall mean that certain Lease dated October 9, 1989 by and between Labor Services Corporation, successor by interest to Huntington Industrial Corporation, and Seller, successor by interest to RP Leasing Inc., as amended, pursuant to which Seller leases from Labor Services Corporation that portion of the Huntington Facility set forth in the Lease.
     Law shall mean any statute, law, rule, or regulation, or any judgment, order, ordinance, writ, injunction, or decree of, any Governmental Authority
     Liability shall mean any expense, liability or obligation of any kind, character, or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several.
     Liens means any charge, mortgage, option, purchase right, deed restriction, easement, right-of-way, pledge, security interest, restriction, claim, lien, or encumbrance.

     Material Adverse Effect shall mean any effect or change that, individually or in the aggregate, is both material and adverse to the business, assets, condition (financial or otherwise) or results of operations of the Business taken as a whole, other than any such event, change or effect caused by or resulting from (w) changes in the economy as a whole that do not disproportionately affect Seller, (x) changes in laws or GAAP, (y) changes in circumstances or conditions affecting generally the industries in which the Business operates that do not disproportionately affect Seller, or (z) the execution, delivery or performance of this Agreement.
     Material Contracts shall have the meaning set forth in Section 6.6.
     Net Worth shall mean, with respect to any Person, the amount by which the book value of its assets exceeds the book value of its liabilities.
     Notice of Objection shall have the meaning set forth in Section 11.3.
     Party shall mean either Seller or Purchaser, individually, as the context so requires, and the term Parties shall mean Seller and Purchaser together.
     Permitted Liens shall mean encumbrances listed in Schedule 6.4, which are encumbrances (i) for Taxes, governmental charges, assessments or levies, provided that such Taxes, governmental charges, assessments or levies are not yet due or are being contested in good faith by appropriate proceedings and for which a stay is in effect; (ii) mechanics’, workmen’s, materialmen’s, repairmen’s, warehousemen’s, vendors’, landlords’ or carriers’ encumbrances, or other similar encumbrances arising in the ordinary course of business consistent with past practices and securing sums which are not past due or are being contested in good faith by appropriate proceedings and for which a stay is in effect; and/or (iii) related to Assumed Liabilities;
     Permits shall have the meaning set forth in Section 2.1.5.
     Person shall mean any person or entity, whether an individual, trustee, corporation, limited liability company, general partnership, limited partnership, trust, unincorporated organization, business association, firm, joint venture, Governmental Authority or any similar entity.
     Prepaid Items Adjustment shall have the meaning set forth in Section 3.1.4.
     Proceeding shall mean all proceedings, actions, claims, suits, investigations and inquiries by or before any arbitrator or Governmental Authority
     Products shall mean any of the products marketed by or sold by Seller or services provided by Seller in the conduct of the Business as of the Closing Date.
     Purchase Price shall have the meaning set forth in Section 3.1.
     Purchased Assets shall have the meaning set forth in Section 2.1.

     Purchaser shall have the meaning set forth in the Preamble.
     Purchaser Affiliate shall have the meaning set forth in Section 14.14.
     Records shall have the meaning set forth in Section 2.1.7.
     Release shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource or into or out of any property.
     Restricted Business shall mean railway friction management products and systems including gauge face lubrication with rail curve greases, top-of-rail friction modifiers products and systems, and on-board wheel friction modifier products and systems which apply such lubricants and friction modifiers and which monitor friction levels of a rail and/or wheel.
     Retained Liabilities shall mean those liabilities that are not assumed by Purchaser and as further defined in Section 4.2.
     Schedules shall have the meaning set forth in Article VI.
     Seller shall have the meaning set forth in the Preamble.
     Statement shall have the meaning set forth in Section 11.3.
     Tangible Personal Property shall have the meaning set forth in Section 2.1.2.
     Tangible Personal Property Adjustment shall have the meaning set forth in Section 3.1.3.
     Tax or Taxes shall mean all taxes, duties, charges, fees, levies or other assessments imposed by any taxing authority, including, without limitation, income, gross receipts, value -added, excise, withholding, personal property, real estate, sale, use, ad valorem, license, lease, service, severance, stamp, transfer, payroll, employment, customs, duties, alternative, add-on, minimum, estimated and franchise taxes (including any interest, penalties or additions attributable to or imposed on or with respect to any such assessment).
     Tender Offer shall have the meaning set forth in the Recitals.
     Third-Party Claim shall have the meaning set forth in Section 13.4.
     Threshold Amount shall have the meaning set forth in Section 13.3.

ARTICLE II
TRANSFER OF PURCHASED ASSETS; CLOSING
     2.1 Purchased Assets. Subject to the terms and conditions of this Agreement, and based upon the representations and warranties contained in this Agreement, at the Closing, Seller shall assign, sell, transfer, convey and deliver to Purchaser, free and clear of all Liens (other than Permitted Liens), and Purchaser shall purchase from Seller, all of Seller’s right, title and interest in and to all of the assets, properties and rights used, owned or held in connection with the conduct of the Business on the date hereof or required for the operation of the Business, but excluding the Excluded Assets (such purchased and sold assets, properties and rights are collectively referred to as the “Purchased Assets”). The Purchased Assets shall include but not be limited to the following assets:
     2.1.1 Inventory. All inventories of finished goods, work-in-progress, raw materials, goods in transit from suppliers or manufacturers to Seller and goods held by third parties on consignment, in each case held, owned, paid for or payable by Seller and used, owned or held in connection with the conduct of the Business on the date hereof or required for the operation of the Business, as adjusted for additions and dispositions occurring in the ordinary course of business through the Closing Date (collectively, the “Inventory”);
     2.1.2 Tangible Personal Property. All machinery, spare, replacement or other parts, tools, equipment, lubricants, fluids, oils, supplies, filters, fittings, connectors, seals, gaskets, hardware, wire and other similar materials, chemicals, gas and fuel, displays, bins, leasehold improvements and fixtures, vehicles, materials, maintenance, shop, office and other consumable supplies, office furniture and office equipment, and computing and telecommunications equipment and other tangible personal property owned by Seller and used, owned or held in connection with the conduct of the Business on the date hereof or required for the operation of the Business and situated in the Huntington Facility, including without limitation the items listed on Schedule 2.1.2 (collectively, “Tangible Personal Property”, and for the avoidance of doubt, the term “Tangible Personal Property” does not include Inventory);
     2.1.3 Contracts Relating to the Business. All Contracts owned or held in connection with the conduct of the Business on the date hereof or required for the operation of the Business, including without limitation, the Material Contracts set forth in Schedule 6.6 (collectively, the “Business Contracts”);
     2.1.4 Customer Lists, Sales and Marketing Materials. All goodwill incident to the Business, customer lists, sales data, catalogs, reference resources, sales aides, sales literature, brochures, price lists, supplier lists, files, records, customer (including potential customer) and supplier (including potential supplier) correspondence files, credit files, names, mailing lists, art work, images, photographs and advertising material used, owned or held in connection with the conduct of the Business on the date hereof or required for the operation of the Business, whether in electronic form or otherwise (collectively, the “Intangible Personal Property”);

     2.1.5 Permits, Licenses. All permits, licenses, registrations, orders, approvals, authorizations, certifications, consents, variances, zoning restrictions or permissions to or from, or filings, notices or recordings to or with, Governmental Authorities used, owned or held in connection with the conduct of the Business on the date hereof or required for the operation of the Business, to the extent such permits, licenses, registrations, orders and approvals are transferable to Purchaser (collectively, the “Permits”);
     2.1.6 Intellectual Property. All of Seller’s ownership interest, title and interest (ownership or otherwise) in or to any and all of the Intellectual Property and all books, records, information and materials which pertain to the Intellectual Property;
     2.1.7 Property, Personnel and Accounting Records. All other records and data of Seller relating to the Business, including property records and copies of personnel records of Employees who become employees of Purchaser (whether such records are in hard copy, electronic, or any other format), including, without limitation, all records and data regarding warranty and product liability claims regarding Products, quality control practices and procedures used in the Business, any operating, safety and maintenance manuals for the Business, engineering design plans and blueprints of the Business, as built plans, specifications and procedures of the Business, and operations procedures used at the Huntington Facility (collectively, the “Records”);
     2.1.8 Prepaid Items. Prepaid expense and deposit items of the Business on the Closing Date of the type described in Schedule 2.1.8;
     2.1.9 Computer Software. All computer applications software used, owned or held by Seller in connection with the conduct of the Business on the date hereof or required for the operation of the Business, owned or licensed, whether for general business usage (e.g., accounting, word processing, graphics, spreadsheet analysis, etc.) or specific, unique-to-the-business usage (e.g., order processing, manufacturing, process control, shipping, etc.) and all computer operating, security or programming software, owned or licensed by Seller, listed on Schedule 2.1.9 as being transferred to Purchaser;
     2.1.10 Other Intangible Assets. All claims Seller may have against any Person relating to or arising from the Purchased Assets, including all rights to recoveries for damages or defective goods, to refunds, insurance claims and chooses in action and all contract rights and warranty and product liability claims against third parties, arising after the Closing, regardless of whether any value is ascribed thereto in Seller’s financial statements, and all telephone numbers, telecopier numbers and facsimile numbers used in connection with the Business; and
     2.1.11 Labor Services Corporation Lease. In the event that Purchaser has not entered into a lease on or prior to the Closing Date with the landlord to lease at least a portion of the Huntington Facility to become effective as of the Closing Date, the Labor Services Corporation Lease.

Notwithstanding the foregoing, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any liability related to the Purchased Assets unless Purchaser expressly assumes that liability pursuant to Section 4.1.
     2.2 Excluded Assets. Notwithstanding Section 2.1, the following assets, properties and rights (collectively, the “Excluded Assets”) shall be excluded from the Purchased Assets, and shall not be assigned or transferred to Purchaser:
     2.2.1 All assets, properties, and rights, whether fixed, absolute or contingent or otherwise, and wherever located which are not used, owned or held for use in connection with the conduct of the Business;
     2.2.2 All assets, properties, and rights, whether fixed, absolute or contingent or otherwise, and wherever located used primarily in connection with the following businesses of Seller: the lubrication and friction management business, the shipping systems division business, the curv bloc business and the car repair business, provided, however, that any of these tangible assets are not needed nor need to be replaced to conduct the Business even though they otherwise would constitute Tangible Personal Property because such tangible assets have had some use in the Business and any such tangible assets are set forth on Schedule 2.2;
     2.2.3 Cash and cash equivalents of the Business on hand or in bank accounts;
     2.2.4 Assets constituting any pension or other funds for the benefit of Employees;
     2.2.5 Corporate minute books and stock books;
     2.2.6 Any warranty and product liability claims and other contract rights against third parties (including, without limitation, insurance carriers), to the extent they relate to any products sold by Seller prior to the Closing Date or liabilities or obligations that are not assumed by Purchaser hereunder;
     2.2.7 Claims for refunds of Taxes and other governmental charges to the extent such refunds relate to periods ending on or prior to the Closing Date and were paid by Seller;
     2.2.8 The consideration paid to Seller pursuant to this Agreement;
     2.2.9 All receivables, if any, generated by loans to Employees;
     2.2.10 All notes receivable;
     2.2.11 All accounts receivable;

     2.2.12 All cash, bank accounts, non-customer deposits, advances to affiliated entities, loans and investments;
     2.2.13 All books and records pertaining to any debts, liabilities or obligations of Seller not assumed by Purchaser pursuant to this Agreement;
     2.2.14 all insurance policies and rights thereunder, including, without limitation, all rights with respect to any pending claims and any refunds of premiums previously paid on account of insurance policies maintained by or for the benefit of Seller;
     2.2.15 all contracts (i) not owned or held in connection with the conduct of the Business on the date hereof and not required for the operation of the Business, (ii) all distribution, marketing, dealer, representative, sales agency contracts, and any other contracts providing for the payment to any Person based on sales, purchases or profits, other than direct payment for goods, in each case whether or not used in the Business and (iii) all contracts not otherwise included among the contracts to be assumed by Purchaser pursuant to this Agreement;
     2.2.16 prepaid items not identified on Schedule 2.1.8;
     2.2.17 the licensed software listed on Schedule 2.1.9 as not transferable;
     2.2.18 the “Portec” name and the items, if any, listed on Schedule 2.2; and
     2.2.19 in the event that Purchaser has entered into a lease on or prior to the Closing Date with the landlord to lease at least a portion of the Huntington Facility to become effective as of the Closing Date, the Labor Services Corporation Lease
     2.3 Closing; Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Articles IX and X, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Buchanan Ingersoll & Rooney PC in Pittsburgh, Pennsylvania, at 10:00 AM (local time) on the business day following the date on which Foster notifies the depositary that it accepts the shares tendered in the Tender Offer for payment or at such other time and place as may be mutually agreed upon by Purchaser and Seller (the “Closing Date”). Foster shall keep Purchaser informed of the timing of giving such notice and in any event shall give Purchaser notice promptly upon giving the acceptance notice to the depositary. Seller and Purchaser acknowledge that the effective date of the transaction contemplated by this Agreement for all purposes (including, without limitation, for accounting purposes) is as of the opening of business on the Closing Date.
ARTICLE III
PURCHASE PRICE
     3.1 Purchase Price. The purchase price (the “Purchase Price”) for the Purchased Assets shall be equal to (i) Ten Million One Hundred Thousand Dollars ($10,100,000) less the

Aggregate Scheduled Liabilities, plus or minus, as the case may be, (ii) (x) the Inventory Adjustment, (y) the Tangible Personal Property Adjustment and (z) the Prepaid Items Adjustment.
     3.1.1 “Aggregate Scheduled Liabilities” shall mean the sum of: the Closing Date accrued pro-rated employee compensation including bonus, incentive, sales commissions, vacation pay, sick pay, payroll taxes, 401(k) contributions and paid leave benefits to Seller’s employees which Purchaser employs following the Closing to the extent set forth on Schedule 3.1.1 and as determined in accordance with GAAP used by Seller in preparing Seller’s audited consolidated financial statements for fiscal year 2009 filed with the Securities and Exchange Commission. For the avoidance of doubt, the amounts set forth on Schedule 3.1.1 shall be used to determine the Estimated Purchase Price and shall be adjusted to actual amounts as of the Closing Date for purposes of determining the Purchase Price.
     3.1.2 “Inventory Adjustment” shall mean the difference, if any, between the value of the Inventory set forth in the Asset and Liabilities Schedule and the book value of the Inventory (determined consistent with the accounting procedures used by Seller to prepare the Asset and Liabilities Schedule) on the Closing Date.
     3.1.3 “Tangible Personal Property Adjustment” shall mean the difference, if any, between the value of the Tangible Personal Property set forth in the Asset and Liabilities Schedule and the book value of the Tangible Personal Property (determined consistent with the accounting procedures used by Seller to prepare the Asset and Liabilities Schedule) on the Closing Date. Tangible Personal Property acquired by or disposed of by Seller on or prior to the date of the Asset and Liability Schedule is not subject to adjustment.
     3.1.4 “Prepaid Items Adjustment” shall mean the difference, if any, between the value of the Prepaid Items set forth in the Asset and Liabilities Schedule and the book value of the Prepaid Items (determined consistent with the accounting procedures used by Seller to prepare the Asset and Liabilities Schedule) on the Closing Date.
     3.2 Allocation of Purchase Price. Seller shall prepare and deliver a draft allocation of the Purchaser Price to Purchaser within sixty (60) days after the Closing to be filed with the Internal Revenue Service on IRS Form 8594. Purchaser shall review the draft allocation of Purchase Price. Purchaser and Seller shall cooperate in good faith to reach agreement on the allocation of the Purchase Price; such agreement will not be unreasonably withheld by either Party. After agreement on the allocation of the Purchase Price, the Parties shall make consistent use of the allocation for all Tax purposes and in all filings, declarations, and reports with the Internal Revenue Service, including reports required to be filed under the Code, unless a Party believes such allocation is in violation of applicable Law or the Code. In any proceeding related to the determination of Taxes, neither Purchaser nor Seller shall contend or represent that such allocation is not a correct allocation, unless Purchaser or Seller believes such allocation is in violation of applicable Law or the Code.

     3.3 Transfer Taxes. Purchaser shall bear and be responsible for the payment of all Taxes (excluding Taxes based on or measured by income) that are or may be imposed by any government or political subdivision thereof and that are payable or arise as a result of the transfer of the Purchased Assets, notwithstanding the Party upon which such Taxes are actually imposed.
ARTICLE IV
ASSUMPTION OF LIABILITIES; EMPLOYEE MATTERS
     4.1 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser hereby agrees to assume, and satisfy or perform when due the following (collectively, the “Assumed Liabilities”): (a) the Aggregate Scheduled Liabilities and (b) all Liabilities associated with the sale of Products and warranty claims for Products sold on or after the Closing Date.
     4.2 Excluded Liabilities. Purchaser shall not assume nor in any way be liable or responsible for any Liability of Seller or the Business other than the Assumed Liabilities and Seller expressly retains liability for all other Liabilities of the Seller and the Business (the “Retained Liabilities”). The Retained Liabilities shall include, without limitation, the following:
(a)	any Liability for any litigation or claim asserted by a third party arising from Seller’s conduct of the Business or ownership of the Purchased Assets prior to Closing (collectively, the “Excluded Litigation”; for the avoidance of doubt, although there is no Excluded Litigation as of the date hereof, litigation and claims filed after the date hereof relating to Seller’s conduct of the Business or ownership of the Purchased Assets prior to Closing constitutes “Excluded Litigation”);

(b)	any Liability of Seller or the Business for Taxes for periods on or prior to the Closing Date, any Liability of Seller or the Business for Taxes attributable to the Excluded Assets and, except as set forth above in Section 3.3, any Liability for any Taxes arising because Seller is transferring the Purchased Assets pursuant to this Agreement;

(c)	any Liability under Benefit Plans of Seller;

(d)	any Liability of Seller arising from activities performed in connection with the Business on or prior to the Closing Date including product or warranty claims related to products sold or services provided on or prior to the Closing Date and any Liability of Seller or the Business arising from the breach by Seller of any of the Business Contracts or Permits to the extent attributable to the period on or prior to the Closing Date;

(e)	all Liabilities relating to the employment of the Employees of Seller (including, without limitation, all Liabilities arising pursuant to or in connection with the

Portec Rail Products Inc. Retirement Plan) other than Liabilities relating to the employment of the Employees by Purchaser on or after the Closing Date if such Employees are actually employed by Purchaser; provided, however, that Seller will retain all Liabilities relating to or arising from the employment of such Employees by Seller prior to the Closing Date;

(f)	any governmental or employee claims for any period on or prior to the Closing Date, including, without limitation, back wage obligations, unfair labor practice charges and obligations under all existing employment agreements;

(g)	all Liabilities relating to the Excluded Assets;

(h)	any Liability of Seller for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby;

(i)	any Liability of Seller under this Agreement;

(j)	notes and accounts payable and bank indebtedness;

(k)	all Liabilities relating to the Business or the Purchased Assets arising under or relating to Environmental Laws or relating to any claim in respect of Environmental Conditions or Hazardous Material to the extent arising on or prior to the Closing Date, whether based on common law or Environmental Laws, whether such liabilities or obligations are known or unknown, contingent or accrued, including (i) any violation or alleged violation of Environmental Laws with respect to the ownership, lease, use, maintenance or operation of the Huntington Facility or any of the Purchased Assets on or prior to the Closing Date, and the costs associated with correcting any such violations; (ii) loss of life, injury to persons or property or damage to natural resources caused (or allegedly caused) by any Environmental Condition or the presence or Release or threatened Release of Hazardous Material at, on, in, under, adjacent to or migrating from the Huntington Facility or Purchased Assets to the extent occurring or in existence on or before the Closing Date, including any Environmental Condition or Hazardous Material contained in building materials at the Huntington Facility or the Purchased Assets or in the soil, surface water, sediments, groundwater, landfill cells, or in other environmental media at the Huntington Facility or the Purchased Assets; (iii) any Remediation of any Environmental Condition or Hazardous Material Released on or before the Closing Date at, on, in, under, or migrating from, the Huntington Facility or the Purchased Assets or in the soil, surface water, sediments, groundwater, landfill cells or in other environmental media at the Huntington Facility or the Purchased Assets; (iv) any bodily injury, loss of life, property damage or natural resource damage arising from the on-site or off-site storage, transportation, treatment, disposal, discharge, recycling or Release, or arising from the arrangement for such activities, in each instance on or before the Closing Date, or Hazardous Material generated in connection with the ownership, lease, use, maintenance or operation of the Huntington Facility or the Purchased

Assets on or prior to the Closing Date; and (v) any Remediation of any Environmental Condition or Release of Hazardous Material arising from the on-site or off-site storage, transportation, treatment, disposal, discharge, recycling or Release, or arising from the arrangement for such activities on or before the Closing Date, of Hazardous Material generated in connection with the ownership, lease, use, maintenance or operation of the Business, the Huntington Facility or Purchased Assets on or before the Closing Date;

(l)	any Liability or obligation relating to the Business, the Huntington Facility or the Purchased Assets or otherwise of Seller or its Affiliates of any kind, known or unknown, contingent or otherwise, asserted or unasserted, arising out of or relating to any acts or omissions to act, facts or circumstance occurring or existing or ownership, lease, use, maintenance or operation of the Huntington Facility or the Purchased Assets by Seller to the extent attributable to the period on or before the Closing Date;

(m)	Any Liability relating to past employees of the Business, including but not limited to with respect to plans, programs, policies, commitments, or other benefit entitlement established or existing on or prior to Closing (whether or not such liabilities are accrued or payable at Closing, and whether or not such liabilities are contingent in nature);

(n)	any Liability under any employment, severance, retention or termination agreement with any employee of Seller or the Business;

(o)	any Liability arising out of any Proceeding pending as of the Closing Date;

(p)	any violations of Law by Seller or the Business arising out of any acts or omissions on or before the Closing Date; and

(q)	any Liability relating to clause (i) and clause (ii) of the definition of Permitted Liens.
     4.3 Offer of Employment. Purchaser shall have the right to offer employment as of the Closing Date to the Employees listed in Schedule 4.3, subject to Purchaser’s applicable hiring policies (to the extent such Employees are employed by Purchaser, the “Transferred Employees”) in substantially similar jobs, at substantially the same base salaries or wages as were paid or provided by the Seller immediately prior to the Closing Date. Purchaser shall provide or make available to the Transferred Employees benefit plans or arrangements which are, in the aggregate no less favorable to such Transferred Employees than those provided under the Benefit Plans and all Transferred Employees will be given credit in determining participation, benefit accrual and vesting for the period during which he or she was employed by the Seller to the extent that any similar benefit plan or arrangement uses length of service as a factor in determining participation, benefit accrual or vesting thereunder.
     4.4 Assistance with Offers of Employment. Seller and Foster will use their respective commercially reasonable efforts to encourage all Employees who are offered employment with

Purchaser to accept such offers, and Seller and Foster will work together with Purchaser in good faith to ensure that as many Employees as possible accept offers of employment from Purchaser, except with respect to the Employees set forth on Schedule 4.4, whom Purchaser agrees Foster may solicit for employment.
     4.5 Vacation Liability. Purchaser shall assume liability for the vacation entitlement that each Transferred Employee has accrued as of the Closing Date to the extent such vacation entitlement is included on the Aggregate Scheduled Liabilities.
ARTICLE V
CLOSING
     5.1 Determination of Estimated Closing Price. Immediately prior to Closing, the Seller shall deliver to the Purchaser the Seller’s detailed estimate of the Estimated Purchase Price. “Estimated Purchase Price” shall equal (i) Ten Million One Hundred Thousand Dollars ($10,100,000) less the Seller’s estimate of the Aggregate Scheduled Liabilities, plus or minus, as the case may be, (ii) Seller’s estimate of (x) the Inventory Adjustment, (y) the Tangible Personal Property Adjustment and (z) the Prepaid Items Adjustment.
     5.2 Deliveries by Seller. At the Closing, Seller shall execute and deliver the following instruments to Purchaser:
     5.2.1 A general bill of sale substantially in the form of Exhibit A hereto (the “Bill of Sale”), transferring to Purchaser good and indefeasible title to all of the Purchased Assets, free and clear of all Liens other than the Permitted Liens;
     5.2.2 An instrument of assignment and assumption substantially in the form of Exhibit B hereto (the “Assignment and Assumption Agreement”), pursuant to which Purchaser shall assume the Assumed Liabilities as set forth in Article IV, and Seller shall assign to Purchaser, all of Seller’s right, title and interest in each of the Business Contracts, the Permits, the Labor Services Corporation Lease in the event that such lease is included in the Purchased Assets, other leases, licenses, other agreements and other intangible property included in the Purchased Assets, together with all third-party consents, including, without limitation, the consent of the lessor under the Labor Services Corporation Lease in the event that the Labor Services Corporation Lease is included in the Purchased Assets, required to assign any of the Business Contracts, the Permits, the Labor Services Corporation Lease in the event that the Labor Services Corporation Lease is included in the Purchased Assets, other leases, licenses, other agreements and other intangible property included in the Purchased Assets.
     5.2.3 All other documents necessary to assign and transfer the Intellectual Property;

     5.2.5 Such other instruments of conveyance and transfer as Purchaser may reasonably require in order to effectively vest in it, and put it in possession of, the Purchased Assets;
     5.2.6 The Administrative Services Agreement required by Section 9.6 below;
     5.2.7 Releases of any Liens on Purchased Assets (other than Permitted Liens) in form reasonably satisfactory to Purchaser;
     5.2.9 Copies of all Records, to the extent not previously provided, to be provided where located at the Huntington Facility, or if located elsewhere, by delivery to the Huntington Facility promptly following the Closing; and
     5.2.10 A certificate executed on behalf of Seller by an officer of Seller dated the Closing Date certifying that the conditions set forth in Article X have been fulfilled.
     5.3 Deliveries by Purchaser. At the Closing, Purchaser shall execute and deliver the following instruments to Seller.
     5.3.1 The Assignment and Assumption Agreement; and
     5.3.2 The Administrative Services Agreement required pursuant to Section 10.7 below; and
     5.3.3 A certificate executed on behalf of Purchaser by an officer thereof dated the Closing Date certifying that the conditions set forth in Article IX have been fulfilled.
     5.4 Payments by Purchaser. At Closing Purchaser shall pay in cash by wire transfer the Estimated Purchase Price to such account or accounts as the Seller shall direct by prior written instructions to Purchaser.
     5.5 Delivery of Possession. On and after the Closing Date, Seller shall cooperate with Purchaser to transfer possession and control of all of the Purchased Assets to Purchaser.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF SELLER
     To induce Purchaser to enter into this Agreement, Seller hereby makes, as of the date hereof and as of the Closing Date, the following representations and warranties to Purchaser, except as otherwise set forth in written disclosure schedules (the “Schedules”) delivered to Purchaser on or prior to the date hereof, a copy of which is attached hereto. All representations and warranties set forth in this ARTICLE VI shall be without regard to the “Seller’s knowledge,”

either actual or imputed, unless expressly limited to Seller’s knowledge. All references to “to Seller’s knowledge” or “to the best of Seller’s knowledge” (and similar phrases) shall be deemed to be to the knowledge of Richard J. Jarosinski, President and Chief Executive Officer of Seller, John N. Pesarsick, Chief Financial Officer of Seller, Bruce Wise, General Manager of Seller, Ron Junk, Vice President, Operations of Seller and J.R. Copley, Plant Manager of Seller.
     6.1 Organization, Good Standing and Power. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia and has all requisite corporate power and authority to own, lease and operate its properties, to carry on its business as now being conducted and to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform all the terms and conditions hereof and thereof to be performed by it. Seller is not a foreign person within the meaning set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv).
     6.2 Authorization of Agreement and Enforceability. Seller has full corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations under the Agreement and the Ancillary Agreements and to carry out the transactions contemplated hereby. Seller has taken all necessary corporate action to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, the performance by it of all terms and conditions hereof and thereof to be performed by it and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which it is a party constitute, and upon Seller’s execution and delivery thereof, will constitute, the legal, valid and binding obligations of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.
     6.3 No Violation; Consents. Subject to Seller obtaining consents referred to in Schedule 6.3, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time, or both, (i) conflict with or result in a violation of the organizational documents that govern Seller, including its certificate or articles of incorporation or bylaws; (ii) violate or require any consent, authorization or approval of, or exemption by or notice to any Government Authority, or filing under any provision of any law, statute, rule or regulation relating to the Business or the Purchased Assets or to which Seller is subject; (iii) violate any judgment, order, writ or decree of any court relating to the Business or the Purchased Assets or applicable to Seller; (iv) result in the creation or imposition of any Lien or encumbrance on the Purchased Assets other than a Permitted Lien, (v) result in any breach of, or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require any notice of consent under, any Business Contract, or any note bond, mortgage, indenture, agreement, license or other instrument to which Seller is a party that would affect the Purchased Assets or the Business, except for such violations or breaches as to which requisite waivers or consents have been obtained and except for such violations or breaches which do not constitute a Material Adverse Effect, or (vi) require the consent or approval of, filing with, or notice to any Person.

Except as set forth in Schedule 6.3, no consent or waiver of any person or entity is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including consents or waivers from parties to the Contracts.
     6.4 Title to Properties; Absence of Liens; Sufficiency of Purchased Assets. Seller owns good and marketable title, or a valid leasehold interest, to all of the Purchased Assets, free and clear of all Liens, other than Permitted Liens. Except as set forth on Schedule 6.4, the Purchased Assets constitute all of the assets tangible and intangible of any nature whatsoever, necessary to operate the Business in the manner presently operated by Seller. All of the Purchased Assets will be operational on the Closing Date and are free from material defects (patent and latent) and have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which each is presently used.
     6.5 Asset and Liabilities Schedule; No Undisclosed Liabilities. Schedule 6.5 sets forth a true and complete copy of the Seller’s Schedule of Asset and Liabilities, used in the Business as it relates to the Business as of October 31, 2010 (the “Asset and Liabilities Schedule”). The Asset and Liabilities Schedule is correct and complete and has been prepared from the financial records of Seller based upon GAAP used by Seller in the preparation of Seller’s audited consolidated financial statements for fiscal year 2009 filed with the Securities and Exchange Commission. Except as set forth on the Schedule of Assets and Liabilities, there are no material Liabilities related to the Business that would have been required to be disclosed on a balance sheet prepared in accordance with GAAP. Schedule 6.5(a) sets forth the Seller’s Schedule of Historical “Pro Forma” Financial Results as it relates to the Business for the annual periods ended December 31, 2006, 2007, 2008 and 2009 and the seven month period ended July 31, 2010 (the “Historical Financial Results Schedule”). The Historical Financial Results Schedule is correct and complete and has been derived from the financial records of the Seller. For the annual periods ended December 31, 2006, 2007, 2008 and 2009, the financial records were prepared based upon GAAP used by the Seller in the preparation of the Seller’s audited consolidated financial statements for the relevant fiscal year filed with the Securities and Exchange Commission. To the extent that allocations of amounts were required to determine amounts appearing on the Historical Financial Results Schedule, reasonable methods were utilized to determine such allocations. The Asset and Liability Schedule and the Historical Financial Results present fairly and accurately the financial position, assets and liabilities of the Business and the results of its operations and changes in its financial position for the periods indicated.
     6.5.1 Except as set forth in Schedule 6.5.1, since the date of the Asset and Liabilities Schedule, (i) no Material Adverse Effect has occurred, (ii) other than in the ordinary course of business, there has not been any increase, or commitment to make a increase, in the compensation payable by Seller to any Employee, (iii) other than in the ordinary course of business, there has not been any increase in any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any

Employee, and (iv) no other liabilities have been incurred other than in the ordinary course of business consistent with past practice.
     6.5.3 Since the date of the Asset and Liabilities Schedule, (i) Seller has operated the Business in the normal, usual and customary manner in the ordinary and regular course and has not, other than in the ordinary course of business consistent with Seller’s past practices, sold or otherwise disposed of, or committed to dispose of, any assets or incurred any liabilities, direct or contingent, (ii) Seller has used all reasonable efforts to preserve the Business, keeping available the services of the present Employees thereof and preserving all Business relationships with suppliers, customers and others with whom the Business has dealings, and (iii) Seller has not (a) entered into any transactions affecting the Business’ inventory outside of Seller’s customary and ordinary business practices or (b) made any purchases of machinery or equipment except in the ordinary course of business.
     6.6 Material Contracts.
(a)	Schedule 6.6 sets forth a complete list of all Material Contracts (as defined below), to which the Seller is a party or is bound and which relate to the Business. For purposes of this Agreement, a “Material Contract” of the Business means:

(i)	any consulting or other Contract with an Employee or any other shareholder, director, officer, or employee of Seller or any Seller Affiliate;

(ii)	any collective bargaining Contract or other Contract with any labor union or other employee representative with respect to the Employees or otherwise relating to wages, hours and other conditions of employment;

(iii)	any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $25,000;

(iv)	any license, royalty Contract or other Contract with respect to the Intellectual Property that grants to a third-party any rights to such intellectual property or that affects the ownership or, leasing of, title to, use of or any other interest in the Intellectual Property;

(v)	any Contract pursuant to which the Seller has entered into a partnership, franchise, or joint venture with any other Person to conduct the Business;

(vi)	any Contract under which the Seller is (A) a lessee or sublessee of real property used in the Business other than the Huntington Lease, (B) a lessee of, or holds or uses, any machinery, equipment, vehicle or other Tangible Personal Property used in the Business owned by a third person or entity which requires annual payments in excess of $25,000;

(vii)	any Contract of the Business under which the Seller is a purchaser or supplier of goods and/or services which, pursuant to the terms thereof, requires payments by the Seller in excess of $15,000 per annum;

(viii)	any other type of Contract which is related to the conduct of the Business or required for the operation of the Business or ownership of the Purchased Assets; and

(ix)	any other type of Contract the termination or breach of which, or the failure to obtain consent in respect of, is reasonably likely to have a Material Adverse Effect.
(b)	All of the Material Contracts are legal, valid, binding, in full force and effect and enforceable in accordance with their respective terms and neither Seller nor, to the knowledge of Seller, any other party to any Material Contract, is in material default or breach of any of the terms thereof and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification or acceleration thereunder;
     6.7 Claims and Proceedings. Except as set forth on Schedule 6.7, there are no actions, claims suits or proceedings, investigations pending or, to the knowledge of Seller, threatened by or against the Seller or that relate to or may affect the Business or any of the Purchased Assets, or events or occurrences which constitute, or reasonably could be expected to constitute, grounds for, or the basis of, any such actions, claims, suits, proceedings or investigations. Seller is not subject to any order, judgment, writ, injunction or decree of any court or Governmental Authority or body affecting the Business going forward other than garnishment orders or qualified domestic relations orders applicable to its employees.
     6.8 Tax Matters. Except as set forth in Schedule 6.8, (i) Seller has timely filed, in accordance with applicable law, all material reports and returns relating to all Taxes with respect to the Business or the Purchased Assets and similar assessments, customers, duties, charges and fees and any interest in respect of such penalties and additions imposed by the United States or any state, local or foreign Governmental Authority required to be filed by it, which returns and reports are true, correct and complete in all material respects, and has paid all Taxes that have become due, (ii) all Taxes with respect to the Business or the Purchased Assets that Seller is required to withhold or deduct and pay over to a government or taxing authority have been so withheld or deducted and paid over to the extent due and payable, (iii) no written notices respecting asserted or assessed and unresolved material deficiencies for any Tax with respect to the Business or the Purchased Assets have been received by Seller for any tax period, (iv) there is no investigation by any tax agency or authority presently pending or, to the knowledge of Seller, threatened with respect to the Business or the Purchased Assets, (v) Seller is not a party to any action or proceeding for the assessment or collection of Taxes with respect to the Business or the Purchased Assets nor has any such event been asserted or, to the knowledge of Seller, threatened, (vi) Seller has not waived any applicable statutes of limitations for federal or state tax purposes, and (viii) all payroll taxes and garnishments that Seller is required by law to withhold have been withheld and properly deposited.

     6.9 Leased Properties. The real property leases for the Huntington Facility, including but not limited to the Labor Services Corporation Lease (collectively, the “Huntington Lease”), are legal, valid, binding, enforceable and in full force and effect. Except as set forth in Schedule 6.9, with respect to the Huntington Lease: (i) there are no material disputes; (ii) neither the Seller nor any other party to the Huntington Lease is in breach or default under such Lease, and (iii) no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under the Huntington Lease. The Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy the property leased in the Huntington Lease. Except as set forth in Schedule 6.9, no consents or approvals are required under the Huntington Lease in connection with the transactions contemplated by this Agreement, and the Huntington Lease is freely assignable by the Seller to, and may be assumed by, the Purchaser. All leases pursuant to which Seller leases from others any personal property used in the Business are listed on Schedule 6.9 attached hereto, and all such leases are valid, effective and in good standing. There is not any existing default or any event of default or event which with notice or lapse of time or both would constitute such a default by Seller under any of the foregoing personal property leases or, to Seller’s knowledge, any default, or any event of default, by any other party to such personal property leases.
     6.10 Tangible Personal Property. Except as set forth on Schedule 6.10, Seller has good, valid and marketable title to each item of Tangible Personal Property free and clear of all Liens other than Permitted Liens.
     6.11 Permits. Except as set forth on Schedule 6.11, Seller has all material Permits and authorizations necessary for the lawful conduct of the Business as presently conducted and to permit Seller to own and use the Purchased Assets, and all such Permits and authorizations are in full force and effect, and the Business has been operated in all material respects in accordance with the Permits. There are no material defects in the environmental, zoning or other permits pertaining to the operation of the Purchased Assets, and following the sale of the Purchased Assets, neither Seller nor Foster will undertake, directly or indirectly, any challenges to the environmental, zoning, or other permits relating to the operation of the Purchased Assets.
     6.12 Intellectual Property. Schedule 6.12 sets forth a list of all Intellectual Property (other than parts (iii), (iv) and (v) of the definition of Intellectual Property) used in the Business or the operation of the Purchased Assets, together with all pending applications for any of the foregoing, except for license agreements for shrink-wrap or off the shelf software. Excluding the name “Portec”, the Intellectual Property constitutes all of the Intellectual Property necessary to operate the Business in the manner presently operated by Seller. Except as set forth on Schedule 6.12, Seller owns or otherwise possesses all right, title and interest in, or valid, binding and irrevocable non-royalty bearing rights to use, the Intellectual Property. None of the Intellectual Property conflicts with or infringes upon any Intellectual Property rights of other Persons. Except as set forth on Schedule 6.12, there have been no claims made of infringement or misappropriation of any third-party’s rights in and to the Intellectual Property concerning the conduct of the Business, as presently conducted.

     6.13 Employee Benefits.
(a)	Schedule 6.13 sets forth a list of all written employee benefit plans and programs of Seller, as of the date hereof made available to the Employees, including but not limited to plans and programs providing for pension, retirement, profit-sharing, savings, bonus, deferred or incentive compensation, hospitalization, medical, dental, vision, pharmaceutical, life or disability insurance, vacation and paid holiday, termination or severance pay, 401(k), restricted stock, stock option or stock appreciation rights benefit plans (the foregoing, excluding any multiemployer plan as defined in Section 3(37) of ERISA, are collectively referred to as “Benefit Plans”). Except as set forth in Schedule 6.13, Seller does not contribute to any defined benefit pension plan on behalf of the Employees. Except as set forth in Schedule 6.13, Seller does not contribute to any multiemployer plan as defined in Section 3(37) of ERISA on behalf of Employees.

(b)	Except as set forth in Schedule 6.13, the Benefit Plans have been maintained and administered in all material respects in compliance with applicable laws.
     6.14 Employees. Schedule 6.14 sets forth a list of the names of all non-hourly Employees, whether located in Huntington, West Virginia or Pittsburgh, Pennsylvania, together with their positions and annual salaries. The Employees are sufficient to conduct the Business as conducted as of the date hereof. As of the date hereof, (i) no work stoppage, slowdown, lockout, labor strike, arbitration or other labor dispute against the Seller relating to the Business is pending or, to the knowledge of the Seller, threatened, (ii) no unfair labor practice charges, material grievances or complaints are pending or, to the knowledge of the Seller, threatened against the Seller, regarding the Business, (iii) the Seller is not delinquent in any material respect in payments to any of the Employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Business or amounts required to be reimbursed to the Employees and (iv) Seller is in compliance with all laws relating to Seller’s employment of the Employees. Except as listed on Schedule 6.14, (i) the Seller is not a party to, or otherwise bound by, any collective bargaining agreement or any other agreement with a labor union, labor organization or works council, nor are any such agreements presently being negotiated with respect to the Employees; (ii) none of the Employees is represented by any labor union, labor organization or works council in their capacities as Employees; (iii) no labor union, labor organization or works council or group of Employees has made a pending demand for recognition or certification to the Seller, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Seller, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; or (iv) to the knowledge of the Seller, no labor union, labor organization or works council is seeking to organize any of the Employees.
     6.15 Inventory. The Inventory, as reflected in the Asset and Liabilities Schedule, has been accounted for in accordance with GAAP used by Seller in preparing Seller’s audited consolidated financial statements for fiscal year 2009 filed with the Securities and Exchange Commission. All Inventory is in good condition and not obsolete (older than four (4) years) and consists of a quality and quantity usable in the ordinary course of business. The quantities of each item of Inventory (whether raw materials, work in process or finished goods) are not in excess of inventory levels required for the normal operation of the Business for a period of one (1) year, and are reasonable based on the Seller’s experience in the conduct of the Business. Seller does not make any other representation or warranty, directly or indirectly, in this Agreement or otherwise with respect to the Inventory. Schedule 6.15 sets forth a complete list of all Inventory manufactured for the BNSF Railway Company or any of its affiliates.
     6.16 Environment.
(a)	Other than as set forth in Schedule 6.16, (i) the Business has been operated by the Seller in compliance with all applicable Environmental Laws, including possession and compliance with the terms of all Permits required by Environmental Laws, (ii) there are no facts or circumstances that would increase the cost of maintaining such compliance in the future, (iii) there are no pending, or to the knowledge of Seller, threatened suits, actions, investigations or Proceedings under or pursuant to Environmental Laws by the Environmental Protection Agency or any other Governmental Authority or any other Person against the Seller involving the Huntington Facility, (iv) the Huntington Facility is free of contamination from Hazardous Materials that is reasonably likely to create liability for clean-up or remediation under Environmental Laws, and (v) no facts, circumstances or conditions relating to, associated with or attributable to the Huntington Facility or the Seller’s operations thereon has resulted in or is reasonably likely to result in Environmental Liabilities.

(b)	The Seller has provided to Purchaser any written allegations of any Environmental Liabilities and all material environmental reports, assessments and data produced in the last five (5) years and in the possession or control of the Seller regarding the Huntington Facility.

(c)	“Environmental Laws” shall mean any and all applicable federal, state, foreign, interstate, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, injunctions, decrees, requirements of any Governmental Body, any and all common law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning (i) pollution and (ii) any materials or wastes defined, listed, classified or regulated as hazardous or toxic, or as a pollutant or contaminant including petroleum, petroleum products, friable asbestos, urea formaldehyde, radioactive materials and polychlorinated biphenyls including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section

6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., Section 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., and the Endangered Species Act (16 U.S.C. Section 1531 et seq.) as such laws have been amended or supplemented and the regulations promulgated pursuant thereto, and all analogous state or local statutes. “Environmental Liabilities” with respect to any Person shall mean any and all liabilities of such Person or any of its subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such subsidiaries), which (i) arise under or are based upon Environmental Laws and (ii) relate to actions occurring on or prior to the Closing Date or conditions existing on the Closing Date. “Hazardous Materials” shall mean any materials or wastes, defined, listed, classified or regulated as hazardous, toxic, a pollutant, or a contaminant regulated under any Environmental Laws including, but not limited to, petroleum, petroleum products, asbestos, friable asbestos, urea formaldehyde, radioactive materials and polychlorinated biphenyls.

(d)	Prior to the Closing Date, Seller will properly dispose of all solid waste, hazardous waste and scrap material, if any, existing at the Huntington Facility, other than any solid waste, hazardous waste or scrap material generated in the normal course of business prior to the Closing Date and not yet disposed of in the normal course of business.
     6.17 Legal Compliance. Seller is in compliance with, and the Business is being conducted in compliance with, all material Laws (including, without limitation, all anti-trust, health and safety and immigration laws, ordinances, regulations and orders, and zoning restrictions), and with respect to the Huntington Facility, Seller is in compliance with all Laws, use restrictions and recorded covenants and restrictions, applicable to the Business or the Purchased Assets. No event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation by Seller of, or a failure on the part of Seller to comply with any material Law. Seller has not received notice from any Governmental Authority alleging any failure of Seller to comply with any law applicable to the operation of the Business or the ownership or use of the Purchased Assets.
     6.18 No Finder. Except as set forth on Schedule 6.18, neither Seller nor Foster has taken any action which would give to any Person a right to a finder’s fee or any type of brokerage commission in relation to, or in connection with, the transactions contemplated by this Agreement.
     6.19 Records. The books and records of the Seller related to the Business are complete and correct, represent actual, bona fide transactions and have been maintained in accordance with good business practices.

     6.20 Product Warranties. Except as set forth on Schedule 6.20, each Product manufactured in connection with the Business that is part of the Inventory is in conformity with all applicable Contracts and, except as expressly limited or excluded in any contract covering such Products, express and implied warranties. Except as set forth on Schedule 6.20, each Product manufactured and sold or delivered prior to Closing (and thus not part of the Inventory) was in conformity with all applicable Contracts and, except as expressly limited or excluded in any contract covering such Products, express and implied warranties, except where any failure to conform with all applicable contractual commitments would not have a Material Adverse Effect. In addition, Seller has no knowledge of facts that could reasonably be expected to give rise to a claim that might be asserted against Purchaser from the sale after the Closing of Products that are part of the Inventory.,
     6.21 Customers and Suppliers. Schedule 6.21 lists the ten (10) largest customers of the Business (based on dollar amount) for each of the two (2) most recent fiscal years and sets forth opposite the name of each such customer the dollar amount and percentage of consolidated net sales attributable to such customer. Within the last twelve (12) months, no material supplier of the Business has indicated to Seller that it shall stop, or materially decrease the rate of, supplying materials, products or services to Seller, and no customer listed on Schedule 6.21 indicated to Seller that it desires to stop, or materially decrease the rate of, buying materials, products or services from the Business. Except as set forth on Schedule 6.21, there is no basis or any reason to believe that any of the foregoing may occur.
     6.22 Completeness. No representation or warranty or other statement made by Seller in this Agreement or Seller’s Schedules contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. There is no fact that has specific application to Seller (other than general economic or industry conditions) and that may materially adversely affect the assets, business prospects, financial condition or results of operations of Seller that has not been set forth in this Agreement or Seller’s Schedules.
     6.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement and any schedules, certificates or other documents delivered by the Seller pursuant to this Agreement or the Ancillary Agreements, neither the Seller, Foster, nor any of their respective directors, employees, agents or representatives nor any other Person makes any other express or implied representation or warranty in respect of the Seller or any of its respective assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.
ARTICLE VII
REPRESENTATIONS AND WARRANTIES
OF PURCHASER

     To induce Seller to enter into this Agreement, Purchaser hereby makes, as of the date hereof and as of the Closing Date, the following representations and warranties to Seller:
     7.1 Organization, Good Standing, Power. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has all requisite power and authority to own and lease the Purchased Assets and to carry on the Business and to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform all the terms and conditions hereof to be performed by it.
     7.2 Authorization of Agreement and Enforceability. Purchaser has taken all necessary action to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party, the performance by it of all terms and conditions hereof to be performed by it and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which it is a party constitute the legal, valid and binding obligations of Purchaser, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors’ rights generally and the discretion of courts in granting or denying equitable remedies.
     7.3 No Violation, Consents. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate or require any consent, authorization or approval of, or exemption by, or filing under any provision of any law, statute, rule or regulation to which Purchaser is subject; or (ii) violate any judgment, order, writ or decree of any court applicable to Purchaser.
     7.4 Legal Proceedings. There is no claim, action, suit, proceeding, investigation or inquiry pending before any Governmental Authority or, to Purchaser’s knowledge, threatened against Purchaser or any of its properties, assets, operations or businesses that could prevent or delay the consummation of the transactions contemplated hereby.
     7.5 No Finder. Purchaser has not taken any action which would give to any Person a right to a finder’s fee or any type of brokerage commission in relation to, or in connection with, the transactions contemplated by this Agreement.
     7.6 Funds. Purchaser has, and at all times prior to the Closing will have or have access to sufficient funds, or available pursuant to unconditional commitments, to pay the Purchase Price on the Closing Date.
     7.7 No Other Representations or Warranties. Except for the representations and warranties contained in this Article VII and any schedules, certificates or other documents delivered by the Purchaser pursuant to this Agreement or the Ancillary Agreements, neither the Purchaser, nor any of its respective directors, employees, agents or representatives nor any other Person makes any other express or implied representation or warranty in respect of the Purchaser or any of its respective assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

ARTICLE VIII
PRE-CLOSING COVENANTS
     8.1 The Parties agree as follows with respect to the period between the date of execution hereof and the Closing Date:
(a)	General. Each of the Parties will use its commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Articles IX and X).

(b)	Notices and Consents. Each of the Parties will give any notices to third parties, and will use its commercially reasonable efforts to obtain any third-party consents, that the other Party may request.

(c)	Regulatory Matters and Approvals. The Parties shall prepare and submit for filing any and all applications, filings, and registrations with, and notifications to, all Governmental Authorities required on the part of the Purchaser and Seller to consummate the transactions contemplated by this Agreement. Thereafter, the Parties shall pursue all such applications, filings, registrations, and notifications diligently and in good faith, and shall file such supplements, amendments, and additional information in connection therewith as may be reasonably necessary to consummate the transactions contemplated herein at the Closing Date. Each party will promptly provide the other with copies of all written communications from Governmental Authorities relating to the approval or disapproval of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

(d)	Operation of Business. Seller shall use its commercially reasonable efforts to preserve its business organization, including its present operations, physical facilities, and present relationships with its customers, suppliers, lessors, licensors and Employees of the Business. Seller will not take any action that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, Seller will not engage in any practice, take any action, or enter into any transaction outside the ordinary course of business of the Business or with respect to the Purchased Assets.
     8.2 Access to Information. Upon reasonable notice and subject to applicable laws relating to the exchange of information and other contractual obligations, Seller shall afford to the officers, employees, accountants, counsel and other representatives of Purchaser, access during normal business hours and in a manner so as not to unreasonably interfere with the normal business operations of Seller during the period prior to the Closing Date, to all of Seller’s properties, books, Contracts, commitments and Records for the purpose of their due diligence review of Seller related to the transactions contemplated herein and, during such period, Seller shall make available all information concerning the Business, properties and personnel as Purchaser may reasonably request.
     8.3 Notice of Developments. Each Party shall give prompt written notice to the other Party and to Foster of any adverse development causing a material breach of any of such Party’s representations and warranties set forth herein. No disclosure by any Party pursuant to this Section 8.3 shall be deemed to amend or supplement the Schedules or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     8.4 Supplemental Disclosure. Seller immediately prior to Closing shall promptly supplement or amend Seller’s Schedules relating to the representations and warranties contained in Article VI of this Agreement with respect any matter that existed as of the as of the date of this Agreement and should have been set forth or described in such Schedules. No disclosure by Seller pursuant to this Section 8.4, however, will be deemed to amend or supplement Seller’s Schedules or to have qualified the representations and warranties contained in this Agreement unless Purchaser expressly consents to such supplement in writing.
     8.5 Huntington Lease. Purchaser and Seller will work together in good faith to determine whether it is necessary and/or desirable to provide for separate leases for the portions of the Huntington Facility to be utilized by Purchaser and by Seller on a short term transitional basis after the Closing in order to obtain the approval by the DOJ of (a) Purchaser as purchaser of the Business, (b) this Agreement, and (c) the transactions contemplated hereby; provided, however, that, in case each of Purchaser and Seller receives a separate lease from the lessor of the Huntington Facility, the lease received by Purchaser will be the “Huntington Lease” for purposes of Sections 9.5 and 10.6 hereof.
ARTICLE IX
CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER
     The obligations of Purchaser hereunder are subject to the fulfillment at or prior to the Closing of each of the following conditions:
     9.1 Accuracy of Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall have been true in all material respects on the date hereof and shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.
     9.2 Performance of Agreement. Seller shall have performed in all material respects all obligations and agreements and complied in all respects with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing Date.

     9.3 Injunction. On the Closing Date, there shall be no injunction, writ, preliminary restraining order or any order of any nature in effect issued by a court of competent jurisdiction directing that the transactions provided for herein, or any of them, not be consummated as herein provided and no suit, action, investigation, inquiry or other legal or administrative proceeding by any Governmental Authority or other person shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby or which if successfully asserted might otherwise have a Material Adverse Effect on the conduct of the Business or impose any additional material financial obligation on, or require the surrender of any material right by, Purchaser.
     9.4 Actions and Proceedings. All corporate actions, proceedings, instruments and documents required to carry out the transactions contemplated by this Agreement or incidental thereto by Seller shall have been taken, and Purchaser shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments and documents as it shall have reasonably requested.
     9.5 Consents. Any third-party consents required for the assignment of the Material Contracts and the Huntington Lease have been obtained and the Divestiture Order is in effect.
     9.6 Administrative Services Agreement. Seller shall have executed and delivered the Administrative Services Agreement in the form attached hereto as Exhibit C.
ARTICLE X
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER
     The obligations of Seller are subject to the fulfillment at or prior to the Closing of each of the following conditions:
     10.1 Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall have been true in all material respects on the date hereof and shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.
     10.2 Performance of Agreement. Purchaser shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing Date.
     10.3 Injunction. On the Closing Date, there shall be no injunction, writ, preliminary restraining order or any order of any nature in effect issued by a court of competent jurisdiction directing that the transactions provided for herein, or any of them, not be consummated as herein provided.
     10.4 Actions or Proceedings. All corporate actions, proceedings, instruments and documents required to carry out the transactions contemplated by this Agreement or incidental thereto by Purchaser shall have been taken and Seller shall have been furnished with such certified copies of such corporate actions and proceedings and such other instruments and documents as it shall have reasonably requested.
     10.5 Closing of Foster Tender Offer. All conditions to the Tender Offer have been satisfied either prior to or simultaneously with the Closing and Foster Thomas Company, a wholly owned subsidiary of Foster, shall have accepted for payment shares of common stock of Purchaser validly tendered to Foster Thomas Company pursuant to the Tender Offer.
     10.6 Consents. Any third-party consents required for the assignment of the Material Contracts and the Huntington Lease have been obtained and the Divestiture Order is in effect.
     10.7 Administrative Services. Purchaser shall have executed and delivered the Administrative Services Agreement.
     10.8 Payment. Purchaser shall have made the payment set forth in Section 5.4.
ARTICLE XI
POST CLOSING COVENANTS
     11.1 Transition of Employees. Seller covenants and hereby agrees to waive any employment restrictions as such restrictions or covenants that may apply to any Transferred Employee to the extent necessary to permit any such Transferred Employee to accept employment with Purchaser and perform his or her duties pursuant to such employment. From and after the Closing Date, Purchaser and Seller shall cooperate to ensure an orderly transition of the Transferred Employees who accept employment with Purchaser. Seller agrees to (i) pay timely all compensation (other than such compensation listed on the Accrued Liabilities Schedule) due any Employees through and including the day prior to the Closing Date, (ii) to pay timely all severance pay, if any, due Employees as a result of the transaction contemplated by this Agreement or otherwise, (iii) to make health care benefits available to former Employees and any Employees who are not Transferred Employees (and/or their dependents) if required under COBRA, (iv) pay timely all amounts due to Employees in accordance with Seller’s existing medical and health care plans for medical services or products provided to the Employees (or their dependents) on or prior to the Closing Date, and (v) remit timely to all applicable Governmental Authorities and quasi-governmental authorities all income, social security, payroll withholding and employment taxes due in connection with the Business prior to the Closing Date.
     11.2 Further Assurances.

(a)	From and after the Closing Date, Seller shall, at the request of Purchaser, execute, acknowledge and deliver (or cause to be executed, acknowledged and delivered) to Purchaser, without further consideration, all such further assignments, conveyances, endorsements, special powers of attorney, consents and other documents, and take such other action, as Purchaser may reasonably request, (i) to transfer to and vest in Purchaser, and protect its rights, title and interest in, all the Purchased Assets, and (ii) otherwise to consummate the transactions contemplated by this Agreement. Each of the Parties hereto will promptly cooperate with and furnish information to the other Party hereto necessary in connection with any such requirements imposed upon such other Party in connection with the consummation of the transactions contemplated by this Agreement. In addition, from and after the Closing Date, each of the Parties shall afford to the other Party and its attorneys, accountants and other representatives access, during normal business hours, to any books, records and information relating to the Business as may reasonably be requested in connection with claims or litigation asserted by or against third parties and the preparation of financial information or tax returns of such Party.

(b)
(i) Following the Closing Date, Purchaser agrees to provide to Foster’s and Seller’s, officers, attorneys, accountants, and other representatives, access to all facilities and to portions of Records reasonably requested by Seller in order to defend Excluded Litigation (except for such as may be subject to the attorney-client or other legal privilege of Purchaser). Purchaser also agrees to permit the forgoing persons to make excerpts from the Records reasonably needed by them in defending Excluded Litigation. Purchaser also agrees to cause its employees to cooperate with Seller in connection with the defense of Excluded Litigation and to provide adequate time off for such employees to appear at depositions, hearings and other matters required in connection with the defense of Excluded Litigation, all as Seller or Foster may reasonably request. Foster or Seller, as the case may be, shall bear all of the out-of-pocket costs and expenses of Purchaser reasonably incurred in connection with the foregoing requests (including out-of-pocket expenses to third parties incurred by Purchaser).
(ii) Seller and Foster agree that after the Closing Date they will provide Purchaser and its officers, attorneys, accountants, and other representatives, access to and make extracts of any information regarding the Purchased Assets or the Business which they may have which is reasonably requested by Purchaser to defend any litigation asserted against Purchaser by third parties, all at the sole cost of Purchaser. Seller and Foster also agree to cause their employees to cooperate with Purchaser in connection with the defense of any third party litigation related to the Purchased Assets or the Business and to provide adequate time off for such employees to appear at depositions, hearings and other matters required in connection with the defense of such litigation, all as Purchaser may reasonably request and, except as set forth in Article XIII, all at the sole cost of Purchaser. Except as set forth in Article XIII, Purchaser shall bear all of the out-of-pocket costs and expenses of Seller or Foster, as the case may be, reasonably incurred in connection with the foregoing requests (including out-of-pocket expenses to third parties incurred by Seller or Foster, as the case may be).
(iii) Each Party agrees that, after the Closing Date, it will use its commercially reasonable efforts to cooperate with and make available to the other Party, upon reasonable notice and during normal business hours information of or relating to the Purchased Assets and other matters relevant to this Agreement (except for such as may be subject to the attorney-client or other legal privilege) which are necessary or useful in connection with any investigation, dispute or proceeding or audit by a Governmental Authority, or in connection with the preparation of tax returns or financial statements. The Party requesting any such information or cooperation shall bear all of the out-of-pocket costs and expenses of the other Party reasonably incurred in connection therewith (including out-of-pocket expenses to third parties incurred by any Party), except as set forth in Article XIII.
     11.3 Post-Closing Purchase Price Adjustment Relating to Reconciling Estimated Purchase Price to Purchase Price and Certain Inventory.
(a)	Purchase Price Statement. Within forty-five (45) days after the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Statement”) of the Purchase Price prepared in a format consistent with (including using the accounting principles used in) the statement provided in Section 5.1.

(b)	Objections; Resolutions Disputes.
1)	Unless the Purchaser notifies Seller in writing within thirty (30) days after Seller’s delivery of the Statement of any objection to any component of the computation of the Purchase Price set forth therein (the “Notice of Objection”), such computation shall be final and binding. During such thirty (30) day period, Purchaser and its representatives shall be permitted to review during normal business hours as they shall reasonably request the books, records and working papers of Seller relating to the Statement. Any Notice of Objection shall specify in reasonable detail the basis for the objections set forth therein.

2)	If the Purchaser provides the Notice of Objection to Seller within such thirty (30) day period, Purchaser and Seller shall, during the thirty (30) day period following Seller’s receipt of the Notice of

Objection, attempt in good faith to resolve the Purchaser’s objections. During the thirty (30) day period following Seller’s receipt of the Notice of Objection, Seller and its representatives shall be permitted to review during normal business hours as they shall reasonably request the working papers of Purchaser relating to the Notice of Objection and the basis therefore. If Purchaser and Seller are unable to resolve all such objections within such thirty (30) day period, the matters remaining in dispute shall be submitted to an internationally recognized public accounting firm mutually agreed upon by Purchaser and Seller (or, if Purchaser and Seller are unable to so agree within ten (10) days after the end of such thirty (30) day period or the firm so selected declines to act, then Purchaser and Seller shall each select an internationally recognized public accounting firm and such firms shall jointly select a third internationally recognized public accounting firm to resolve the disputed matters (such determining firm being the “Independent Expert”)). Purchaser and Seller shall instruct the Independent Expert to render its reasoned written decision as promptly as practicable but in no event later than thirty (30) days after its selection. The resolution of disputed items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. The fees and expenses of the Independent Expert shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller. After final determination of the disputed items, neither Purchaser nor Seller shall have any further right to make any claims against each other in respect of the computation of the Purchase Price.

3)	Within ten (10) days of final determination of the Purchase Price, (i) if the Purchase Price exceeds the Estimated Purchase Price, then Purchaser shall immediately pay such excess, together with interest thereon from the Closing Date to the date of payment to Seller at the Prime Rate as in effect and announced by PNC Bank, National Association from time to time, in cash to Seller by wire transfer to such account or accounts as the Seller shall direct by prior written instructions to Purchaser, or (ii) if the Estimated Purchase Price exceeds the Purchase Price, then Seller shall pay such excess together with interest thereon from the Closing Date to the date of payment to Purchaser at the Prime Rate as in effect and announced by PNC Bank, National Association from time to time, to Purchaser in cash by wire transfer to such account or accounts as Purchaser shall direct by prior written instructions to Seller.

(c)	In the event that any Inventory manufactured for the BNSF Railway Company or any of its affiliates is not sold within ninety (90) days following the Closing Date, Purchaser shall have the option exercisable on and after the 90th day following the Closing and on or before the one year anniversary of the Closing Date to sell such Inventory to Seller at the book value thereof by delivering written notice of the exercise thereof during such period to Seller. To exercise this option, Purchaser shall provide Seller written notice stating the book value of such Inventory. Seller shall within thirty (30) days of receipt of such notice pay Purchaser the value of such Inventory in cash by wire transfer to such account or accounts as Purchaser shall direct by prior written instructions to Seller, subject to Seller’s reasonable verification of such Inventory being shipped to Seller. Upon the exercise of such option, Purchaser shall ship such Inventory to Seller at such address as Seller shall specify, f.o.b. the Huntington facility. Purchaser makes no representations or warranties of any kind, express or implied, with respect to any such Inventory sold to Seller, including without limitation, no warranties of merchantability or fitness for a particular purpose, which are hereby disclaimed.
     11.4 Non-competition.
(a)	The Purchaser, for itself and on behalf of its Purchaser Affiliates, now and for a period of three years after the Closing Date, will not in North America, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, the Restricted Business. Notwithstanding the foregoing restrictions, the Purchaser or any of the Purchaser Affiliates, may: invest in any entity, provided the beneficial ownership of any class of such entity’s securities does not exceed five percent (5%) of the outstanding securities of such class.

(b)	The Purchaser agrees that the Seller, in addition to any other remedies and damages available, may seek an injunction in a court of competent jurisdiction to restrain any such failure or refusal of the Purchaser or the Purchaser Affiliates to comply with the provisions of this Section 11.4. If any provision or any part of this Section 11.4 is held to be invalid or unenforceable because of the duration thereof or the geographic area covered thereby, the Purchaser agrees that the court making such determination shall have the power to reduce the duration and/or geographic area of such provision and/or to delete specific words or phrases, and in its modified form such provision shall then be enforceable. The Purchaser expressly agrees that this Section 11.4 shall be given the construction that renders its provisions valid and enforceable to the maximum extent permitted by law.

     11.5 Warranty Repairs. In connection with any third-party claims relating to warranties for products of the Business sold on or prior to the Closing Date or otherwise arising from alleged defective products of the Business sold on or prior to the Closing Date, Purchaser, upon request by Seller, will perform repairs upon such products at Purchaser’s prevailing and competitive prices and terms.
     11.6 Third-Party Consents. In the case of any Contracts included in the Purchased Assets but which cannot be transferred effectively without the consent of a third-party, whose consent has not been obtained prior to Closing, Seller shall continue to use all commercially reasonable efforts and Purchaser shall fully cooperate with Seller to obtain all required consents or approvals to remove any other impediments to such assignment, and (b) Purchaser shall cooperate with Seller (and Seller shall cooperate with Purchaser) in any arrangements to provide Purchaser with the benefits and burdens of such Contract after the Closing Date to the same extent as if such Contract had been assigned to Purchaser (such arrangement, an “Alternative Arrangement”). Seller and Purchaser shall agree in good faith as to the terms of such Alternative Arrangement, which arrangement shall be in substantially the form of the subcontract attached hereto as Exhibit D. If, subsequent to the Closing, Seller obtains all required consents or approvals required to assign any such Contracts, the Contracts for which consent or approval to assign has been obtained shall at that time be deemed to be conveyed, granted, bargained, sold, transferred, setover, assigned, released, delivered and confirmed to Purchaser and assumed by Purchaser, without need of further action by Seller or of further documentation except for written notice from Seller to Purchaser that such consent or approval has been obtained; and from and after the effective date, any such Contracts are assigned to Purchaser and no Party shall have any further liability under the Alternative Arrangement related thereto.
     11.7 Adjustments to the Purchase Price. Purchaser and Seller agree to treat any amounts payable after the Closing by Seller to Purchaser (or by Purchaser to the Seller) pursuant to this Agreement as an adjustment to the Purchase Price, unless a final determination by the appropriate taxing authority or court causes such payment not to be treated as an adjustment to the Purchase Price for Tax purposes.
     11.8 Net Worth of Seller. During the period from the Closing Date until the day and year when the representations and warranties of the Seller expire in accordance with Section 13.1 hereof, Seller will have and retain a Net Worth equal to no less than twice the amount of the Cap.
     11.9 Discharge of Permitted Liens. With respect to Permitted Liens described in clauses (i) and (ii) of the definition of Permitted Liens: (1) with respect to any Permitted Lien relating to a Liability not being due at Closing or past due, Seller shall pay and discharge such Liability when due or within the time permitted to pay such Liability in order to terminate any such Permitted Lien; and (2) with respect to any Permitted Lien related to a Liability being contested by Seller, Seller shall pay and discharge such Liability immediately (i) upon conclusion of such contest in the event Seller is not successful in order to discharge such Permitted Lien or (ii) upon the related stay being lifted.

     11.10 Telephone System. With respect to the telephone system that Seller uses in the conduct of its business (including the Business) and which is an Excluded Asset, Purchaser will have the continued use thereof pursuant to the Administrative Services Agreement and Seller shall, prior to expiration or termination of the use thereof in accordance with the Administrative Services Agreement, at Seller’s sole cost and expense and in consultation with Purchaser either (i) replace such telephone system with a fully functional telephone system having substantially the same value of Seller’s system (which is estimated to be $30,000, plus the cost of installation) and that Purchaser and Seller agree is sufficient to conduct the Business as presently conducted or (ii) transfer portions of Seller’s telephone system to Purchaser which Purchaser and Seller agree are fully functional and sufficient to conduct the Business as presently conducted. The limitations set forth in Section 13.3(a) shall not apply to any breach of this Section 11.10.
ARTICLE XII
TERMINATION
     12.1 Termination of Agreement. This Agreement may be terminated prior to Closing:
(a)	by the mutual consent of Seller, Foster and Purchaser;

(b)	by Seller if that certain Agreement and Plan of Merger by and among Foster, Foster Thomas Company and Seller dated as of February 16, 2010, as amended, is terminated pursuant to ARTICLE VIII thereof;

(c)	by Seller or Purchaser if the Closing has not taken place on or before January 11, 2011, provided, however, that no Party then in breach of any representations, warranties, covenants or agreements hereunder shall have the right to terminate until such time as it has cured such breach;

(d)	by Purchaser in the event of a breach by Seller of any of its representations, warranties, covenants or agreements contained herein, which breach cannot be or has not been cured within ten (10) days after the giving of written notice to Seller of such breach; provided, however, that Purchaser shall not have such right to terminate if Purchaser is then in breach of any of Purchaser’s representations, warranties, covenants or agreements hereunder until such time as it has cured such breach; and

(e)	by Seller in the event of a breach by Purchaser of any of its representations, warranties, covenants or agreements contained herein, which breach cannot be or has not been cured within ten (10) days after the giving of written notice to Purchaser of such breach; provided, however, that Seller shall not terminate this Agreement unless and until Foster consents thereto in writing and provided, further, that Seller shall not have such right to terminate if Seller is then in breach of any of its representations, warranties, covenants or agreements until such time as it cured such breach.
     12.2 Effect of Termination. If this Agreement is terminated pursuant to this Article XII, no Party shall have any liability or further obligation to the other Party except (a) as set forth in Sections 12.3, 13.2(b), 13.7, 14.1 and 14.2 and (b) that termination will not relieve a breaching Party from liability for any willful breach of this Agreement before its termination.
     12.3 Return of Documents. If this Agreement is terminated for any reason pursuant to this Article XII, each Party and Foster shall return to the other Party upon such other Party’s request all documents and copies thereof which shall have been furnished to it by such other Party or, with the agreement of the other Party, shall destroy all such documents and copies thereof and certify in writing to the other Party any such destruction.
ARTICLE XIII
SURVIVAL OF REPRESENTATIONS
AND WARRANTIES; INDEMNIFICATION
     13.1 Survival of Representations and Warranties. Following the Closing, all representations and warranties of the Parties set forth in Article VI and Article VII shall survive for eighteen (18) months after the Closing Date, with the exception of the representations and warranties set forth in Sections 6.1, 6.2, 6.3, 6.18, 7.1, 7.2, 7.3, 7.5, which will survive indefinitely; provided that there shall be no termination of any such representation or warranty as to which a Claim has been asserted prior to the termination of such survival period. Following the Closing, no agreements and covenants in this Agreement shall survive other than the agreements and covenants set forth in ARTICLE III, ARTICLE IV, ARTICLE XI, this ARTICLE XIII and ARTICLE XIV, which shall survive indefinitely.
     13.2 Indemnification by the Parties. (a) Each Party (an “Indemnifying Party”) hereby indemnifies and holds harmless the other Party and its directors, officers, employees, and controlling Persons (an “Indemnified Party”) from and against any claim, demand, action, cause of action, loss, cost, damage (limited to actual damages and proven lost profits), liability and expense, including interest and penalties and reasonable attorneys’ fees (a “Claim”) asserted against, relating to or imposed upon or incurred by any Indemnified Party arising out of, by reason of, resulting from or which constitutes any of the following: (i) any inaccuracy or breach of the representations or warranties made by such Party to the other Party in this Agreement; and (ii) any breach of or default in connection with any of the covenants or agreements given or made by such Party to the other Party in this Agreement. For the avoidance of any doubt, a Claim does not include a party’s attorneys’ fees incurred in connection with litigation or other resolution of disputes between the Parties regarding the application of this Article XIII.

     (b) Each Party further agrees to indemnify the other Party against any liability incurred by such Party for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation arising from the other Party’s agreement with any broker, finder or agent.
     (c) Seller further agrees to indemnify Purchaser against (i) any liability or obligation of Seller that is not an Assumed Liability; (ii) the failure of Seller to pay, discharge or perform any Retained Liabilities, (iii) any Claim arising out of, by reason of, resulting from or which constitutes a Retained Liability and (iv) Seller’s or its Affiliates’ ownership, operation or use of the Excluded Assets; (v) products sold by Seller on or prior to the Closing Date and (vi) any Taxes payable by, assessed against or relating to Seller for periods on or prior to the Closing Date.
     (d) Purchaser further agrees to indemnify Seller (i) in respect of the Assumed Liabilities; and (ii) in respect of any Claim arising from the performance after the Closing Date of the Business Contracts, except to the extent of any breach by Seller of the representations and warranties set forth in Section 6.20.
     13.3 Limitation on Indemnification for Representations and Warranties; Foster Guarantee. (a) Notwithstanding Section 13.2, neither Seller nor Purchaser shall have any obligation to indemnify the other Party under clause (a) of Section 13.2 unless the aggregate amount of all of such Party’s Claims exceed $250,000 (the “Threshold Amount”), at which point Seller or Purchaser, as applicable, shall be liable to the other Party, as applicable, for all such Claims in excess of $150,000, without regard to the Threshold Amount. After the aggregate of the damages in all Claims made by the Purchaser or the Seller, as applicable, exceeds the Threshold Amount, the Purchaser or the Seller, as applicable, shall be entitled to seek indemnification for Claims only when the amount arising from an individual Claim or group of related Claims arise from the same or a reasonably related set of underlying facts or circumstances exceeds $15,000. The maximum aggregate liability of Seller to Purchaser Indemnified Parties under clause (a) of Section 13.2 and of Purchaser to Seller Indemnified Parties under clause (a) of Section 13.2 shall be limited to 50% of the Purchase Price (the “Cap”). For the avoidance of doubt, Seller’s obligation to indemnify Purchaser Indemnified Parties from and against any and all Claims under Section 13.2(b) and 13.2(c) shall not be subject to the limitations set forth in this Section 13.3 and shall survive the Closing indefinitely. For the avoidance of doubt, Purchaser’s obligation to indemnify Seller Indemnified Parties from and against any and all Claims under Section 13.2(b) and 13.2(d) shall not be subject to the limitations set forth in this Section 13.3 and shall survive the Closing indefinitely.
     (b) In the event that (i) Foster Thomas Company purchases one hundred percent (100%) of the shares of common stock of Seller or Seller otherwise becomes a wholly-owned subsidiary, whether direct or indirect, of Foster, or (ii) the covenant set forth in Section 11.8 is breached, Foster shall automatically and simultaneously be jointly and severally liable for and shall unconditionally guarantee that Seller will perform, fulfill or otherwise satisfy, any and all of Seller’s obligations under Section 13.2, subject to the limitations set forth in Section 13.3. Upon Foster becoming a guarantor of Seller’s obligations, Section 11.8 (Net Worth of Seller) shall terminate and have no force or effect.

     13.4 Claim Notice. If a claim is to be made by any member of the Indemnified Parties, such Indemnified Party shall give written notice (a “Claim Notice”) to (i) Seller in the case of indemnification pursuant to Section 13.2(a), (b) or (c) and (ii) to Buyer in the case of indemnification pursuant to Section 13.2(a), (b) or (d), in either case as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event that may give rise to a Claim for which indemnification may be sought under Section 13.2.
     13.5 Third-Party Indemnification Claims Procedures.
     13.5.1 If any Claim which is covered by Section 13.2 relates to an action, cause of action, or demand by a third-party (a “Third-Party Claim”), the Indemnified Party shall give written notice of such Third-Party Claim (including a reasonable description thereof) to the Indemnifying Party. The Indemnifying Party shall have fifteen (15) business days from the receipt of such notice to give written notice to the Indemnified Party of their intention to defend such Third-Party Claim on behalf of the Indemnified Party (the “Indemnity Acknowledgement Period”), which notice shall acknowledge the obligation of the Indemnifying Party to indemnify the Indemnified Party against such claim. The failure of any Indemnified Party to give timely notice hereunder shall not affect such Indemnified Party’s rights to indemnification hereunder, except to the extent of actual prejudice.
     13.5.2 If notice to defend and the required acknowledgement are given by the Indemnifying Party, or any one of them, within the Indemnity Acknowledgement Period, the Indemnifying Party, or any one of them, shall have the right to compromise or defend any such Third-Party Claim through counsel of their own choosing and at their own expense. In the event the Indemnifying Party undertakes to defend any such Third-Party Claim, the Indemnifying Party shall promptly provide the Indemnified Party with copies of all pleadings and filings pertinent to the Third-Party Claim.
     13.5.3 Notwithstanding the foregoing provisions, the Indemnifying Party may not defend, compromise or otherwise control the settlement of a Third-Party Claim which (i) involves any remedy other than a pure monetary resolution, including, without limitation, injunctive relief against the Indemnified Party or requires the Indemnified Party to enter into a consent decree or (ii) may, in the Indemnified Party’s reasonable judgment, exceed the aggregate amount of the Indemnifying Party’s then current indemnity obligations to the Indemnified Party.
     13.5.4 If prior to (i) the Indemnified Party giving notice to the Indemnifying Party of a Third-Party Claim or (ii) the expiration of the Indemnity Acknowledgement Period, the Indemnified Party takes any action with respect to a Third-Party Claim, the Indemnifying Party shall not be relieved of its indemnification obligations unless the Indemnifying Party is prejudiced by any of the Indemnified Party’s actions and then only to the extent of such prejudice and only with respect to such Indemnified Party undertaking such actions.

     13.5.4 If the Indemnifying Party (i) fails to give written notice to the Indemnified Party within the Indemnity Acknowledgement Period of the Indemnifying Party’s intention to defend such Third-Party Claim at its own expense and acknowledging its obligation to indemnify the Indemnified Party against such claim, or (ii) fails to defend diligently and continuously a Third-Party Claim against the Indemnified Party, or (iii) is precluded from defending a Third-Party Claim pursuant to Section 13.5.3 above, the Indemnified Party shall have the right to compromise or defend such Third-Party Claim through counsel of its own choosing, but for the account and at the expense of the Indemnifying Party, subject to any applicable limitation on indemnification set forth in Section 13.3. The Indemnified Party’s rights set forth herein to compromise or defend any such claims shall be in addition to, and not mutually exclusive of, any such right the Indemnified Party may have at law or in equity or under any applicable statutes. In the event that the Indemnified Party is defending such a Third-Party Claim, the Indemnified Party shall upon request from the Indemnifying Party, promptly provide the Indemnifying Party with copies of all pleadings and filings pertinent to the Third-Party Claim and shall permit the Indemnifying Party’s counsel, at the Indemnifying Party’s expense, to participate in, but not control, the defense of such claim. The Indemnifying Party shall have the right to assume the defense of the claim at any time prior to settlement, provided that the Indemnifying Party (i) gives written notice of its intent to defend the claim on behalf of the Indemnified Party, (ii) acknowledges its obligation to indemnify the Indemnified Party against such Third-Party Claim, and (iii) reimburses the Indemnified Party for all of the Indemnified Party’s out-of-pocket costs incurred to date in conjunction with such claims (including reasonable attorneys’ fees and litigation expenses).
     13.4.6 Failure of an Indemnified Party to reasonably cooperate with the Indemnifying Party with respect to a Third-Party Claim shall mitigate the obligation to indemnify such Third-Party Claim to the extent that the Indemnifying Party shall have been actually and materially prejudiced as a result of such failure to reasonably cooperate. In addition, the obligation in connection with any Third-Party Claim shall be mitigated to the extent that the Indemnifying Party shall have been actually and materially prejudiced as a result of the gross negligence or willful misconduct of an Indemnified Party.
     13.4.7 If an Indemnifying Party willfully and unjustifiably fails to indemnify against a Third-Party Claim, the Indemnified Party shall be entitled to recover reasonable legal fees and expenses of enforcing this Section 13.4.
     13.5 Payment of Indemnification Obligations. Each Party shall promptly pay to any Indemnified Party the amount of all damages, losses, deficiencies, liabilities, costs, expenses, claims and other obligations to which the foregoing provisions of this Article XIII relates together with interest thereon from the date of assertion of such Claims at the prime rate in effect from time to time as announced by PNC Bank, National Association.
     13.6 Other Remedies. The indemnification provided in this Article XIII shall be the sole and exclusive financial remedy of any Indemnified Party following the Closing for any inaccuracy or breach of any representation or warranty, agreements and covenants made by the Indemnifying Party in this Agreement with respect to which indemnification is provided in this Article XIII regardless of whether the Indemnified Party’s claim for recovering damages or other amounts is based in contract or tort or otherwise. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained herein shall be deemed to waive or limit the Parties’ rights to obtain non-financial equitable relief including, without limitation, the right to obtain one or more temporary or permanent injunctions. In the event that the Indemnifying Party is required to indemnify the Indemnified Parties pursuant to the requirements of this Agreement, the Indemnifying Party shall be entitled to recover such indemnity payments from unrelated third parties (including, without limitation, manufacturers, vendors and other suppliers, but specifically excluding the Indemnified Parties’ insurers).
     13.7 Dispute Resolution.
     13.7.1 Disputes. Any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or the interpretation hereof or any arrangements relating hereto or contemplated herein or the breach or termination hereof, other than a dispute to be determined in accordance with Section 11.3 (each, individually, a “Dispute”), shall be resolved and settled exclusively and finally pursuant to the terms of this Section 13.7.
     13.7.2 Notice of Claim. In the event of a Dispute among Foster, Seller and Purchaser, any such party (the “Claimant”) may initiate the Dispute resolution procedures of this Section 13.7 by providing written notice (the “Notice of Claim”) to the other parties (the “Respondent”) identifying the Dispute and stating the desire to resolve the Dispute pursuant to the provisions of this Section. Insofar as is practicable, any documentation that supports the Claimant’s Notice of Claim shall be included with said Notice of Claim. Within fifteen (15) days after receiving the Notice of Claim, Respondent will respond in writing by stating its position and setting forth a proposed resolution of the Dispute. Insofar as is practicable, any documentation that supports the Respondent’s defense shall be included with such response. If Claimant and Respondent are not able to resolve the Dispute promptly thereafter, then the parties shall proceed in accordance with the provisions of Section 13.7.3 hereof.
     13.7.3 Internal Resolution. In the event a Dispute is not resolved pursuant to Section 13.7.2 hereof, then each party shall promptly nominate a senior officer of its management to meet to resolve the Dispute.
     13.7.4 Arbitration. If the parties have not resolved the Dispute within forty-five (45) days after the date of the Notice of Claim, then any party may initiate arbitration of the Dispute pursuant to either Section 13.7.5 or 13.7.6 hereof by notifying the other party in writing that arbitration of the Dispute under Section 13.7.5 or 13.7.6 is demanded (the “Demand for Arbitration”). Foster, Seller and Purchaser agree to be bound by the results of the arbitration, and judgment upon the award so rendered may be entered and enforced in any court of competent jurisdiction. The forum of such arbitration shall be Pittsburgh, Pennsylvania to the exclusion of all other jurisdictions. Foster, Purchaser and Seller agree and consent to the jurisdiction of the courts of the Commonwealth of Pennsylvania situate in Allegheny County, Pennsylvania or the federal courts situated in the Western

District of Pennsylvania for the purpose of enforcing this Section 13.7 and for the purpose of confirming an award and entering judgment upon said award, and Foster, Purchaser and Seller further waive all objections to jurisdiction and venue in any such courts.
     13.7.5 Minor Disputes. If the amount in controversy is less than or equal to $500,000 then the parties shall, within thirty (30) days after the date of the Demand for Arbitration, select, by mutual agreement, a single arbitrator to hear and determine the dispute. In the event that the parties cannot agree upon the selection of a single arbitrator, the parties agree that the American Arbitration Association (“AAA”) located in Pittsburgh, Pennsylvania will select an independent Commercial Litigation Attorney to serve as arbitrator. The term “Commercial Litigation Attorney” shall mean a neutral and impartial lawyer with excellent academic and professional credentials (i) who is or has been practicing law for at least twenty (20) years, specializing in commercial litigation and (ii) who has had experience, and is generally available to serve, as an arbitrator.
     The arbitrator shall decide the dispute or controversy in accordance with the following procedures:
(A)	Within ten (10) days of the selection of an arbitrator, each party shall submit to the arbitrator its written position (the “Initial Submission”) which shall not exceed 20 pages, double spaced and such other documentary evidence as the party deems necessary.

(B)	Within ten (10) days of the delivery of the Initial Submission, each party may submit to the arbitrator and the other party a reply memorandum (the “Reply Submission”), which shall not exceed 15 pages, double spaced and such other documentary evidence as the party deems necessary.

(C)	Within ten (10) days of the expiration of the period for the delivery of the Reply Submission, the arbitrator, if he or she deems it necessary or advisable, may call a hearing which may be by telephone conference (the “Hearing”). At any Hearing, the arbitrator may ask representatives and counsel for the parties questions with respect to the issue to be decided and positions of the parties.

(D)	Within seven (7) days after the latter to occur, if such is to occur, of (a) the Hearing or (b) the Reply Submission, the arbitrator shall render the decision and/or award.

(E)	The arbitrator shall promptly notify the parties in writing of the decision and/or award. The award need not contain an explanation of the decision or grounds therefore.
     13.7.6 Major Disputes. (a) In the event the amount in controversy is more than $500,000, or if the amount cannot be determined, then the arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the AAA, except that (i) every person named on all lists of potential arbitrators shall be a Commercial Litigation Attorney, (ii) the arbitration shall be determined by a single arbitrator and (iii) each party shall be entitled to strike on a peremptory basis, for any reason or no reason, any or all of the names of potential arbitrators on any list submitted to the parties by the AAA and any person selected by the AAA to serve as an arbitrator by administrative appointment. In the event the parties cannot agree on a mutually acceptable arbitrator from the one or more lists submitted by the AAA within thirty (30) days after the AAA transmits to the parties its first list of potential arbitrators, the President of the Allegheny County Bar Association located in Pittsburgh, Pennsylvania shall designate three persons who, in his or her opinion, meet the criteria set forth herein, which designees may include persons named on any list submitted by the AAA. Each party shall be entitled to strike one of such three designees on a peremptory basis within ten (10) days after its receipt of such list of designees, indicating its order of preference with respect to the remaining designees. If two of such designees have been stricken by the parties, the unstricken designee shall be the arbitrator. Otherwise, the selection of the arbitrator shall be made by the AAA from the remaining designees in accordance with their mutual order of preference, or by random selection in the absence of a mutual order of preference.
     (b) Prior to any hearing on the merits, the parties shall be permitted to engage in limited discovery as permitted by the arbitrator. The parties may request to have all relevant documents produced for inspection and copying. At least ten (10) days prior to the hearing, the parties shall exchange all documents that they may introduce into evidence. The failure of a party to exchange a particular document shall automatically preclude that party from presenting that document into evidence.
     13.7.7. Costs. All dispute resolution costs, which shall include any fee for the arbitrator for services rendered, shall be borne equally by the parties. Each party shall pay its own counsel fees and expenses.
     13.7.8 Injunctive Relief. The parties hereto agree that notwithstanding and, in addition to, the rights and remedies available hereunder, the parties hereto reserve the right to seek and obtain temporary restraining orders or other emergency temporary or preliminary equitable injunctive relief from the courts of the Commonwealth of Pennsylvania situate in Allegheny County, Pennsylvania or the federal courts situated in the Western District of Pennsylvania, to preserve the status quo by enjoining or restraining a party hereto pending final and binding arbitration hereunder and the parties hereto acknowledge and agree to the right to seek such relief. The parties hereto expressly agree and acknowledge that no judicial proceeding relating to the subject matter of the arbitration shall be deemed a waiver of any party’s right to arbitrate nor shall the existence or exercise of such rights be deemed to be an adequate remedy at law in connection therewith.

ARTICLE XIV
GENERAL
     14.1 Expenses. Except as otherwise provided in this Agreement, and whether or not the transactions herein contemplated shall be consummated, Purchaser and Seller shall pay their own fees, expenses and disbursements, including the fees and expenses of their respective counsel, accountants and other experts, in connection with the subject matter of this Agreement and all other costs and expenses incurred in performing and complying with all conditions to be performed under this Agreement.
     14.2 Publicity. All notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by and between Purchaser and Seller; provided, however, that the Parties will jointly plan, coordinate, and execute one or more announcements regarding the transaction. Except as may be required by law, none of Foster, Seller or Purchaser shall act unilaterally in this regard without the prior written approval of the other parties, such approval not to be unreasonably withheld.
     14.3 Waivers. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. Notice or knowledge of any matter shall not constitute a waiver of any representation or warranty with respect to such matter. The waiver by any party of any breach of any provision shall not be construed as a waiver of any other provision by such party. Each party shall have the right to waive fulfillment of a condition or covenant or compliance with a representation or warranty of which it is the beneficiary, but such waiver may be made only by written instrument executed by such party; provided, that any waiver by Seller shall not be effective unless also consented to in writing by Foster.
     14.4 No Third-Party Benefits. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties hereto and Foster, or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     14.5 Bulk Transfers Laws. Purchaser hereby waives compliance by Seller with the provisions of any and all laws relating to bulk transfers in connection with the sale of the Purchased Assets. Seller hereby indemnifies and agrees to defend and hold Purchaser harmless from and against any liability or obligation to creditors of Seller or to others that may result from failure to comply with any applicable ‘bulk transfer’ laws in connection with the purchase and sale of the Purchased Assets.
     14.6 Notices. All notices, requests, demands, elections and other communications which either Party to this Agreement may desire or be required to give hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, by a reputable courier service which requires a signature upon delivery, by mailing the same by registered or certified first class mail, postage prepaid, return receipt requested, or by telecopying with receipt confirmation (followed by a first class mailing of the same) to the Party to whom the same is so given or made. Such notice, request, demand, waiver, election or other communication will be deemed to have been given as of the date so delivered or electronically transmitted or seven days after mailing thereof.
If to Seller, to:

Portec Rail Products, Inc.		Portec Rail Products, Inc.
2450-90 First Avenue		900 Old Freeport Road
Huntington, WV 25703	AND	Pittsburgh, PA 15238
Attn: Marshall T. Reynolds,		Attn: President
Chairman of the Board		Fax No.: 412-782-7037
With a copies to:
L. B. Foster Company
415 Holiday Drive
Pittsburgh, PA 15220
Attn: David L. Voltz, Vice President
and General Counsel
Fax No.: 412-928-7891
If to Purchaser, to:
Koppers Inc.
436 Seventh Avenue
Pittsburgh, PA 15219
Attn: Thomas D. Loadman
Vice President and General Manager
Fax No.: 412-227-2841
With a copy to:
Koppers Inc.
436 Seventh Avenue
Pittsburgh, PA 15219
Attn: General Counsel
Fax No.: 412-227-2333
or to such other address as such Party shall have specified by notice to the other Party hereto.
     14.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the documents delivered pursuant hereto constitute the entire agreement and understanding between the parties hereto as to the matters set forth herein and supersede and revokes all prior agreements and understandings, oral and written, between the parties hereto or otherwise with respect to the subject matter hereof. No change, amendment, termination or attempted waiver of any of the provisions hereof shall be binding upon any party hereto unless set forth in an instrument in writing signed by the party to be bound or their respective successors in interest, provided that any instrument signed by Seller shall not be effective unless also signed by Foster.
     14.8 Counterparts. This Agreement may be executed simultaneously in two (2) or more counterparts (including, without limitation, facsimile or electronic counterparts), each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.
     14.9 Headings. The article, section and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation of this Agreement.
     14.10 Construction. Within this Agreement, the singular shall include the plural and the plural shall include the singular, and any gender shall include all other genders, all as the meaning and the context of this Agreement shall require.
     14.11 Governing Law and Choice of Forum. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, regardless of any conflicts-of-law principles. In any action between or among any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the Western District of the Commonwealth of Pennsylvania and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable Law, no party shall object to the removal of such action to any federal court located in the Western District of the Commonwealth of Pennsylvania; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first-class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 14.6.
     14.12 Cooperation. The Parties hereto shall cooperate fully at their own expense, except as otherwise provided in this Agreement, with each other and their respective counsel and accountants in connection with all steps to be taken as part of their obligations under this Agreement.
     14.13 Severability. If any term, covenant, condition or provision of this Agreement or the application thereof to any circumstance shall be invalid or unenforceable to any extent, the remaining terms, covenants, conditions and provisions of this Agreement shall not be affected thereby and each remaining term, covenant, condition and provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only as broad as is enforceable.

     14.14 Successors and Assigns. The covenants, agreements and conditions contained herein or granted hereby shall be binding upon and shall inure to the benefit of Parties hereto and each of their respective successors and permitted assigns. Neither Seller nor Foster shall assign, or otherwise transfer any interest in this Agreement to any other Person without the express prior written consent of the Purchaser. Purchaser shall not assign, or otherwise transfer any interest in this Agreement to any person without the prior written consent of the Seller; provided, however, that Purchaser may assign its rights under this Agreement without Seller’s consent to a Person directly or indirectly controlled by or controlling Purchaser (a “Purchaser Affiliate”); provided further that Purchaser shall remain liable for the performance of all obligations under this Agreement by its Affiliate.
     14.15 DOJ Amendments. If DOJ request changes to Article VI (Representations and Warranties of Seller), Article VII (Representations and Warranties of Purchaser), Section 11.2(b), or Section 11.4 of this Agreement or any of the related definitions contained in Article I (Certain Definitions) in connection with entering into the Hold Separate Stipulation and Order to be entered into by Seller, Foster and DOJ as part of Foster’s acquisition of Seller, Purchaser, Seller and Foster agree that this Agreement shall be automatically amended to comply with DOJ’s requests and the Parties will execute a formal amendment to evidence same subject to the following: (1) without the prior written consent of Purchaser (which may be given or withheld in its sole discretion) no such amendment shall be made which increases Purchaser’s obligations or adversely affects in any manner Purchaser’s rights under or benefits provided in the foregoing provisions; and (2) without the prior written consent of Seller and Foster (which may be given or withheld in their sole discretion) no such amendment shall be made which increases Seller’s or Foster’s obligations or adversely affects in any manner Seller’s or Foster’s rights under or benefits provided in the foregoing provisions.
[SIGNATURE LINES FOLLOW ON NEXT PAGE]

     IN WITNESS WHEREOF, Foster, Seller and Purchaser have caused this Agreement to be duly executed as of the date first written above.

KOPPERS INC.
By:	/s/ Walter W. Turner
	Name:	Walter W. Turner
	Title:	President and Chief Executive Officer

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
	Name:	John N. Pesarsick
	Title:	CFO

L. B. FOSTER COMPANY
By:	/s/ David J. Russo
	Name:	David J. Russo
	Title:	Senior Vice President & CFO